Shareholder Report Quarter Ended January 4, 2015
Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	2
3.0 Our business	4
4.0 Strategy and objectives	9
5.0 Operating results	10
6.0 Financial condition	16
7.0 Cash flows	17
8.0 Liquidity and capital resources	19
9.0 Legal proceedings	21
10.0 Outlook	21
11.0 Financial risk management	22
12.0 Critical accounting estimates and judgments	22
13.0 Accounting policies and new accounting standards not yet applied	22
14.0 Internal control over financial reporting	23
15.0 Risks and uncertainties	23
16.0 Definition and reconciliation of non-GAAP financial measures	24

Condensed interim consolidated financial statements	26

Notes to condensed interim consolidated financial statements	30

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

1.1 Definitions

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to February 4, 2015, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended January 4, 2015 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 4, 2015.

1.3 Accounting framework

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures”.

1.4 Additional information

Additional information about Gildan, including our 2014 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This MD&A comments on our operations, financial performance and financial condition as at and for the three months ended January 4, 2015. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three months ended January 4, 2015, and the related notes, and with our MD&A for the year ended October 5, 2014 (2014 Annual MD&A).

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business

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MANAGEMENT'S DISCUSSION AND ANALYSIS

dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Recent developments

•
On February 4, 2015, the Company announced that it signed a definitive agreement to acquire substantially all of the operating assets of a company operating under the Comfort Colors trade name, for cash consideration of approximately $100 million. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. The acquisition is subject to customary closing conditions and is expected to close by the end of the second quarter of fiscal 2015. The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. Comfort Colors markets its products under the Comfort Colors® brand, which is one of the most recognized brands among consumers purchasing from college bookstores, specialty retail stores, destination and resort shops. Comfort Colors purchases prepared-for-dye garments from third-party vendors, including Gildan. The garments are subsequently treated through a customized in-house dyeing process, giving the shirts a trendy distressed or worn look and a soft and a comfortable feel. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

•
On February 4, 2015, the Company announced an important development in its consumer branding strategy, with the signing of an agreement with country music star Blake Shelton to promote the Gildan® brand. Mr. Shelton’s involvement in supporting and promoting the Gildan® brand is expected to further enhance and strengthen consumer brand awareness in support of Gildan®’s continued growth and strong momentum in the North American retail channel.

•
On December 4, 2014, the Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period of October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•
As noted in our 2014 Annual MD&A, on December 3, 2014, the Company announced major strategic pricing actions for its Printwear business to reinforce its leadership position in the industry. The Company lowered base selling prices significantly and reduced and simplified its discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position Gildan to drive unit sales volume and earnings growth in calendar 2015 and beyond. The Company has historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices in order to drive further growth and market penetration. The selling price reductions reflect the pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities and other capital investment projects, which are expected to be generated over the next three years. The selling price reductions also reflect the further reduction in the price of cotton futures that occurred in the latter half of calendar 2014, even though the Company will not benefit from current low cotton futures until the second half of calendar of 2015. The Company has also applied the benefit of the reduction in selling prices announced on December 3, 2014 to existing distributor inventories in the form of a distributor inventory devaluation discount of $47.5 million, which was reflected as a deduction from net sales in the three months ended January 4, 2015.

As a result of these strategic pricing actions and, in particular, the impact of the distributor inventory devaluation discount, the Company is reporting a significant operating loss for its Printwear segment and a consolidated net loss for the three months ended January 4, 2015. The adjusted net loss for this period was essentially in line with the Company’s guidance provided on December 4, 2014, and is explained in the Operating results section of this MD&A.

3.2 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for Mossy Oak® and New Balance® brands. We distribute our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. We also market our products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.3 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.3.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™ and Anvil®. Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a

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MANAGEMENT'S DISCUSSION AND ANALYSIS
highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

3.3.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our company-owned and licensed brands, as well as select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to select targeted global consumer brands, including major sportswear and family entertainment brands for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel
Gildan Platinum™	Socks, underwear	Department stores, major national chain
Smart Basics™	Socks, activewear	Dollar store channel
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand®	Socks	Mass-market
Silvertoe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (under license agreement – exclusive in the U.S.)	Athletic socks	Sports specialty, department stores
Mossy Oak® (under license agreement – worldwide distribution rights)	Socks, activewear, underwear, loungewear, thermals	Sports specialty, national chain, mass-market, price clubs, dollar store channel
Secret®	Sheer/pantyhose, tights/leggings, shapewear, socks	Mass-market, food and drug
Silks®	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores
Kushyfoot®	Legwear, foot solutions/socks	Food and drug

3.4 Our operations

3.4.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. We satisfy the vast majority of

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MANAGEMENT'S DISCUSSION AND ANALYSIS

our yarn requirements, which are mainly cotton-based, by sourcing from third-party U.S. yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning operations in the U.S. A small portion of our yarn requirements is sourced outside of the U.S. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric which is subsequently transferred for assembly into activewear and underwear garments to sewing facilities we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing and packaging capabilities.

Our manufacturing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In addition, we also own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. Our sheer hosiery manufacturing is located in a facility in Canada. We also have screenprinting and decorating capabilities in Central America and in the U.S. to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪ Clarkton, NC ▪ Cedartown, GA ▪ Salisbury, NC (2 facilities) ▪ Mocksville, NC – under development
Textile facilities			▪ Honduras - Rio Nance 1 - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras (AKH)	▪ Dominican Republic	▪ Bangladesh
Sewing facilities(1)			▪ Honduras (4 facilities) ▪ Nicaragua (3 facilities)	▪ Dominican Republic (3 facilities)	▪ Bangladesh
Sock / Sheer manufacturing facilities	▪ Montreal, QC		▪ Honduras - Rio Nance 3 - Rio Nance 4

(1) We also use the services of third-party sewing contractors, primarily in Haiti to support textile production from the Dominican Republic.

Yarn-spinning capacity expansion
During 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We own and operate two open-end yarn-spinning facilities located in Clarkton, NC and Cedartown, GA, which were refurbished and modernized during 2014. During 2014, we also developed two new yarn-spinning facilities in Salisbury, NC. The first yarn-spinning facility in Salisbury, NC, began operations in the first calendar quarter of 2014 and is dedicated to the production of ring-spun yarn. A second yarn-spinning facility in Salisbury, NC, for the production of open-end yarn, began commercial operations during the fourth calendar quarter of 2014. In addition, construction of a new yarn-spinning facility in Mocksville, NC is currently underway.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Textile manufacturing expansion
During 2013, we invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve the facility’s capabilities and cost efficiency. Production at Rio Nance 1 restarted in 2013 and the production ramp-up was essentially completed in 2014. Over the last year, the Company also invested in the reconfiguration and the upgrading of equipment at the former Anvil manufacturing facility in Honduras to support its growth in more specialized performance and fashion products. In 2014, the Company announced plans for further textile capacity expansion. The Company plans to construct a new textile facility, Rio Nance 6, which will be located at the Company’s Rio Nance complex in Honduras. The new Rio Nance facility is intended to support the introduction of more higher-valued products and optimize manufacturing efficiencies at the Company’s other textile facilities. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in 2016. The Company also announced plans to construct its first facility in Costa Rica, which is strategically located for duty-free, quota-free access to the Company’s major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to the Company’s sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in 2017.

3.4.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. Our two primary distribution centres out of which we service our printwear and retail markets are located in the U.S. In addition, during 2014, the Company essentially completed the construction of a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina and Canada. We also operate 51 retail stores located in outlet malls throughout the United States.

3.4.3 Employees and corporate office
We currently employ over 43,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.5 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an important factor for our customers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.5.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.5.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries Fruit of the Loom and Russell, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly within the basics category servicing wholesale distributors, we believe we can broaden our market opportunity by pursuing deeper penetration in the fashion basics and sports performance product categories in the North American printwear market, where our participation in these categories has not been as extensive as in the basics category. We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories, including basics, through product expansion and brand diversification. We also intend to continue to expand our presence in international printwear markets such as Europe, Asia-Pacific and Latin America which currently represent approximately 8% of the Company’s total consolidated net sales, by expanding distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which has been repositioned to focus on contemporary ring-spun products featuring fashion fitted styles. In the sports performance category, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture management and anti-microbial properties to enhance long-lasting performance.

We are pursuing further sales growth through continued introduction of new products such as softer T-shirts, shirts produced with various yarn blends, including cotton, polyester and rayon, the expansion of our performance product lines, new styles tailored for women, enhanced sport shirts offerings and workwear assortments. New product introductions could also allow us to service certain niches of the printwear channel which we do not currently participate in.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned

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MANAGEMENT'S DISCUSSION AND ANALYSIS
and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to select global athletic and lifestyle brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, with an efficient supply chain strategically located in the Western Hemisphere. Our manufacturing operations combined with our screenprinting and apparel decorating capabilities allow us to provide a more streamlined sourcing solution for these brands. We believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2014 Annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to the section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)	2015				2014			2013
	Q1	Q4(1)	Q3	Q2	Q1	Q4	Q3(2)	Q2

Net sales	390.6	666.0	693.8	548.8	451.4	626.2	614.3	523.0
Net earnings (loss)	(41.2)	122.7	116.0	79.2	41.7	96.8	115.8	72.3
Net earnings (loss) per share
Basic(3)	(0.34)	1.01	0.95	0.65	0.34	0.80	0.95	0.60
Diluted(3)	(0.34)	1.00	0.94	0.64	0.34	0.79	0.94	0.59
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,926	121,984	121,792	121,610	121,672	121,555	121,446	121,365
Diluted	121,926	123,279	123,214	123,157	123,046	122,929	122,759	122,629
(1) Reflects the acquisition of Doris from July 7, 2014.
(2) Reflects the acquisition of New Buffalo from June 21, 2013.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the third and fourth calendar quarters.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Business acquisitions may also affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. The subsection entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
Our reported amounts for net sales, selling, general and administrative expenses (SG&A expenses) and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2014 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.3 Selected financial information

(in $ millions, except per share amounts or
otherwise indicated)	Q1 2015	Q1 2014	Variation $	Variation %

Net sales	390.6	451.4	(60.8)	(13.5)%
Gross profit	42.8	119.2	(76.4)	(64.1)%
SG&A expenses	79.6	72.8	6.8	9.3%
Operating income (loss)	(40.3)	44.4	(84.7)	n.m.
Adjusted EBITDA(1)	(15.2)	64.7	(79.9)	n.m.
Net earnings (loss)	(41.2)	41.7	(82.9)	n.m.
Adjusted net earnings (loss)(1)	(37.6)	43.3	(80.9)	n.m.

Basic EPS	(0.34)	0.34	(0.68)	n.m.
Diluted EPS	(0.34)	0.34	(0.68)	n.m.
Adjusted diluted EPS(1)	(0.31)	0.35	(0.66)	n.m.

Gross margin	11.0%	26.4%	n/a	(15.4) pp
SG&A expenses as a percentage of sales	20.4%	16.1%	n/a	4.3 pp
Operating margin	(10.3)%	9.8%	n/a	(20.1) pp

	January 4,	October 5,
	2015	2014	Variation $	Variation %

Total assets	2,648.3	2,593.0	55.3	2.1%
Total non-current financial liabilities	399.0	157.0	242.0	154.1%
Cash dividend declared per common share	0.130	0.108	0.022	20.4%
n.m. = not meaningful
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.4 Consolidated operating review

5.4.1 Net sales
(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation $	Variation %

Segmented net sales:
Printwear	160.3	261.8	(101.5)	(38.8)%
Branded Apparel	230.3	189.6	40.7	21.5%
Total net sales	390.6	451.4	(60.8)	(13.5)%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in consolidated net sales for the three months ended January 4, 2015, compared to the corresponding quarter of the prior year was mainly due to lower Printwear sales due to the reduction in Printwear net selling prices, including the distributor inventory devaluation discount (as discussed under the section Recent developments of this MD&A) and increased distributor inventory destocking in the U.S. printwear channel. These factors more than offset the increase in Branded Apparel sales which included the impact of the Doris acquisition as well as organic sales growth, and an increase in international printwear sales of approximately 15%. The Company had projected net sales for the quarter of approximately $400 million.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.2 Gross profit
(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation

Gross profit	42.8	119.2	(76.4)
Gross margin	11.0%	26.4%	(15.4) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in gross profit in the fourth calendar quarter of 2014 compared to the same period last year was mainly due to the significant decline in Printwear sales. As a percentage of sales, gross profit declined just over 1,500 basis points in the three months ended January 4, 2015, compared to the same period last year reflecting the 1,200 basis point impact of the reduction in net selling prices in Printwear, including the distributor inventory devaluation discount. As noted in the Recent developments in section 3.1 of this MD&A, the Printwear selling price reductions reflect the pass through of a portion of the cost savings from the Company’s capital investments in new yarn-spinning facilities and other capital investment projects, which are expected to be generated over the next three years. The price reductions also reflect the further decline in the price of cotton futures that occurred in the latter half of calendar 2014, even though the Company will not benefit from current low cotton futures until the second half of calendar 2015. Furthermore, cotton costs in the quarter were slightly higher than the corresponding quarter in the prior year. Gross margins were also negatively impacted by the consumption of higher-cost opening inventories for Branded Apparel.

5.4.3 Selling, general and administrative expenses
(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation

SG&A expenses	79.6	72.8	6.8
SG&A expenses as a percentage of sales	20.4%	16.1%	4.3 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses in the three months ended January 4, 2015 compared to the same period last year was primarily due to the acquisition of Doris, as well as higher volume-driven distribution expenses in Branded Apparel and higher marketing and advertising expenses, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. Higher SG&A expenses as a percentage of sales in the quarter was mainly due to the decline in Printwear sales compared to the same period last year.

5.4.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three months ended January 4, 2015 were $3.6 million, compared to $2.0 million for the same period last year. Restructuring and acquisition-related costs for the three months ended January 4, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, and costs incurred in connection with the acquisition and integration of Doris. Restructuring and acquisition-related costs for the three months ended December 29, 2013 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

5.4.5 Operating income
(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation

Operating income (loss)	(40.3)	44.4	(84.7)
Operating margin	(10.3)%	9.8%	(20.1) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in operating income and operating margins for the three months ended January 4, 2015, compared to the same quarter last year was due primarily to the operating loss in Printwear resulting from lower net selling prices, including the $47.5 million distributor inventory devaluation discount and lower Printwear volumes due mainly to higher seasonal distributor inventory destocking. In addition, Branded Apparel operating income and margins were lower due mainly to the consumption of higher-cost opening inventories and higher advertising and marketing expenses.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Financial expenses, net
(in $ millions)	Q1 2015	Q1 2014	Variation

Interest expense on financial liabilities recorded at
amortized cost	0.9	0.1	0.8
Bank and other financial charges	0.8	0.7	0.1
Interest accretion on discounted provisions	0.1	0.1	-
Foreign exchange loss (gain)	0.9	(0.4)	1.3
Financial expenses, net	2.7	0.5	2.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three months ended January 4, 2015 compared to the same period last year was due to higher interest expense, as a result of higher borrowing levels when compared to the comparative period from our revolving long-term bank credit facility, as well as a foreign exchange loss in the current year mainly due to the unfavourable revaluation of monetary assets and liabilities denominated in foreign currencies.

5.4.7 Income taxes
The Company’s average effective income tax rate, and its average effective income tax rate excluding the impact of restructuring and acquisition-related costs, are calculated as follows:

(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation

Earnings (loss) before income taxes	(43.1)	43.9	(87.0)
Income tax expense (recovery)	(1.9)	2.2	(4.1)
Average effective income tax rate	4.4%	5.0%	(0.6) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the first quarter of fiscal 2015, we recorded an income tax recovery due to the previously projected net loss for the quarter, compared to an income tax expense in the first quarter of 2014.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
(in $ millions, except per share amounts)	Q1 2015	Q1 2014	Variation

Net earnings (loss)	(41.2)	41.7	(82.9)
Adjustments for:
Restructuring and acquisition-related costs	3.6	2.0	1.6
Income tax recovery on restructuring and acquisition-
related costs	-	(0.4)	0.4
Adjusted net earnings (loss)(1)	(37.6)	43.3	(80.9)
Basic EPS	(0.34)	0.34	(0.68)
Diluted EPS	(0.34)	0.34	(0.68)
Adjusted diluted EPS(1)	(0.31)	0.35	(0.66)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The net loss in the quarter compared to net earnings in the prior year resulted primarily from lower Printwear sales, including the negative impact of approximately $0.40 per share due to the distributor inventory devaluation discount. The net loss also reflected higher than normal distributor inventory destocking, the consumption of higher-cost opening inventories, higher SG&A expenses, and higher financial charges. These factors more than offset the benefit of higher Branded Apparel sales and lower income taxes.

The adjusted net loss for the quarter of $0.31 per share was essentially in line with our projection of an adjusted net loss of $0.30 per share provided in our press release dated December 4, 2014.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Segmented operating review
(in $ millions, or otherwise indicated)	Q1 2015	Q1 2014	Variation $	Variation %

Segmented net sales:
Printwear	160.3	261.8	(101.5)	(38.8)%
Branded Apparel	230.3	189.6	40.7	21.5%
Total net sales	390.6	451.4	(60.8)	(13.5)%

Segment operating income (loss):
Printwear	(21.0)	48.3	(69.3)	n.m.
Branded Apparel	8.3	21.9	(13.6)	(62.1)%
Total segment operating income (loss)	(12.7)	70.2	(82.9)	n.m.
Corporate and other(1)	(27.6)	(25.8)	(1.8)	n.m.
Total operating income (loss)	(40.3)	44.4	(84.7)	n.m.
n.m. = not meaningful
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Q1 2015	Q1 2014	Variation

Segment operating margin:
Printwear	(13.1)%	18.4%	(31.5) pp
Branded Apparel	3.6%	11.6%	(8.0) pp

5.5.1 Printwear
Net sales
The decrease in Printwear segment sales in the quarter was primarily attributable to the strategic pricing actions the Company implemented effective December 4, 2014. The Company reduced selling prices and applied the benefit of the selling price reductions to existing distributor inventories through a distributor devaluation discount of $47.5 million in the quarter. In addition, Printwear unit sales volumes in North America for the three months ended January 4, 2015 declined compared to last year due to increased inventory destocking by U.S. distributors in the quarter. Lower Printwear sales in North America were partially offset by the approximate 15% increase in international printwear sales which was achieved in spite of the decline in the value of international currencies relative to the U.S. dollar.

Operating income
The operating loss in Printwear was due to the lower unit sales volumes and negative operating margins for the quarter as a result of the distributor inventory devaluation charge and the timing of the reduction in net selling prices which was implemented in advance of manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects, and while the Company is still consuming high-cost cotton in cost of sales.

5.5.2 Branded Apparel
Net sales
The increase in Branded Apparel segment net sales in the quarter was primarily due to the impact of the acquisition of Doris, organic growth in Gildan® branded programs, particularly sales of branded underwear which increased by approximately 90% compared to the corresponding quarter of the prior year, and growth in licensed brands. These positive factors were partially offset by lower sales for Gold Toe® brands due to the timing of shipments and inventory destocking by certain retail customers. Excluding the impact of Doris, organic sales growth in Branded Apparel was approximately 8%, in spite of the decline in Gold Toe® sales.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income
The decline in Branded Apparel operating income for the three months ended January 4, 2015 compared to the corresponding quarter of the prior year was due to lower operating margins, which more than offset the positive impact of the growth in sales revenues. The decline in operating margins for Branded Apparel in the quarter was primarily attributable to the consumption of higher-cost opening inventories, which included the impact of transitional manufacturing costs related to the integration of new retail products, and higher marketing and advertising expenses compared to the same period last year.

6.0	FINANCIAL CONDITION

6.1  Current assets and current liabilities

	January 4,	October 5,
(in $ millions)	2015	2014	Variation

Cash and cash equivalents	85.1	65.2	19.9
Trade accounts receivable	220.8	354.3	(133.5)
Income taxes receivable	2.2	1.4	0.8
Inventories	887.4	779.4	108.0
Prepaid expenses and deposits	13.6	17.5	(3.9)
Assets held for sale	5.0	5.8	(0.8)
Other current assets	26.8	23.8	3.0
Accounts payable and accrued liabilities	(316.3)	(374.7)	58.4
Dividends payable	(16.1)	-	(16.1)
Total working capital	908.5	872.7	35.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The decrease in trade accounts receivable (which are net of accrued sales discounts) was due to the impact of seasonally lower net sales in the first quarter of fiscal 2015 compared to the fourth quarter of fiscal 2014, as well as a reduction in the numbers of gross days’ sales outstanding (DSO) due to the collection of seasonal fleece programs that were shipped with extended payment terms during the second half of fiscal 2014. The impact of lower net sales and lower gross DSO was partially offset by lower accruals for sales discounts being included in trade accounts receivable compared to the end of the fourth quarter of fiscal 2014, as a result of the payout of printwear annual discount programs during the quarter and the impact of changes made to reduce and simplify our discount structure as previously announced.

•
The increase in inventories reflects seasonal increases in activewear unit volumes in advance of the peak summer seasonal demand for T-shirts, and increased levels of underwear unit volumes to meet increasing demands, partially offset by decreases in sock inventories. In addition, raw materials and work in progress inventories increased primarily as a result of increased production of underwear, the impact of the holiday period manufacturing shutdown during the quarter, and higher cotton and yarn inventories due to increased production at our yarn-spinning facilities.

•
The decrease in accounts payable and accrued liabilities is mainly due to a decrease in days’ payable outstanding, the impact of the holiday period manufacturing shutdown during the quarter, and the transfer of $7.5 million from accrued liabilities to contributed surplus, in connection with the purchase of the Company’s common shares on the open market to be used for the future settlement of non-Treasury restricted share units.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on dividends payable.

•
Working capital was $908.5 million as at January 4, 2015 compared to $872.7 million as at October 5, 2014. The current ratio at the end of the first quarter of fiscal 2015 was 3.7, compared to 3.3 at the end of fiscal 2014.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, October 5, 2014	873.7	287.4	176.4
Net capital additions	86.4	2.2	-
Depreciation and amortization	(24.5)	(4.8)	-
Balance, January 4, 2015	935.6	284.8	176.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for investments in new yarn-spinning facilities in the U.S., together with cost reduction projects and the expansion of the Company’s printwear distribution centre in Eden, N.C.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The decrease in intangible assets reflects amortization of $4.8 million, partially offset by the addition of $2.2 million of software.

6.3 Other non-current assets and non-current liabilities

	January 4,	October 5,
(in $ millions)	2015	2014	Variation

Deferred income tax assets	1.9	-	1.9
Other non-current assets	8.7	8.1	0.6

Long-term debt	(399.0)	(157.0)	(242.0)
Deferred income tax liabilities	-	(0.3)	0.3
Employee benefit obligations	(16.7)	(19.6)	2.9
Provisions	(18.0)	(17.9)	(0.1)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The increase in deferred income taxes is primarily due to the tax recovery related to the net loss incurred for the first quarter of fiscal 2015.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

    Total assets were $2,648.3 million as at January 4, 2015, compared to $2,593.0 million at the end of fiscal 2014.

7.0	CASH FLOWS

7.1	Cash flows used in operating activities

(in $ millions)	Q1 2015	Q1 2014	Variation

Net earnings (loss)	(41.2)	41.7	(82.9)
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	19.2	17.5	1.7
Changes in non-cash working capital balances	(8.7)	(70.5)	61.8
Cash flows used in operating activities	(30.7)	(11.3)	(19.4)
(1) Includes depreciation and amortization of $21.5 million (2014 - $18.3 million) for the three months ended January 4, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

•
The decrease in operating cash flows of $19.4 million was mainly due to the previously projected net loss for the quarter, partially offset by a lower increase in non-cash working capital compared to the same period last year, as explained below

•
The decrease in non-cash working capital of $8.7 million during the first three months of fiscal 2015, compared to an decrease of $70.5 million during the first three months of fiscal 2014, was mainly due to higher decreases in trade accounts receivable mainly as a result of the previously projected lower net sales for the first quarter of fiscal 2015 compared to the first quarter of fiscal 2014, partially offset by higher decreases in accounts payable and accrued liabilities.

7.2 Cash flows used in investing activities

(in $ millions)	Q1 2015	Q1 2014	Variation

Purchase of property, plant and equipment	(95.1)	(58.0)	(37.1)
Purchase of intangible assets	(2.2)	(0.1)	(2.1)
Proceeds on disposal of assets held for sale and property,
plant and equipment	1.3	0.9	0.4
Cash flows used in investing activities	(96.0)	(57.2)	(38.8)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending during the first three months of fiscal 2015 compared to the first three months of fiscal 2014.

•
Capital expenditures during the first three months of fiscal 2015 are described in section 6.2 of this MD&A, and our planned capital expenditures for fiscal 2015 are discussed under the “Liquidity and capital resources” section.

7.3 Free cash flow

(in $ millions)	Q1 2015	Q1 2014	Variation

Cash flows used in operating activities	(30.7)	(11.3)	(19.4)
Cash flows used in investing activities	(96.0)	(57.2)	(38.8)
Adjustment for:
Business acquisitions	-	-	-
Free cash flow(1)	(126.7)	(68.5)	(58.2)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The year-over-year decrease in free cash flow of $58.2 million was due to the decrease in operating cash flows as noted above, as well as higher capital spending during the first three months of fiscal 2015.

7.4 Cash flows from financing activities

(in $ millions)	Q1 2015	Q1 2014	Variation

Increase in amounts drawn under revolving long-term bank
credit facility	242.0	64.0	178.0
Proceeds from the issuance of shares	0.4	0.7	(0.3)
Repurchase and cancellation of shares	(79.7)	-	(79.7)
Share repurchases for future settlement of non-Treasury RSUs	(15.2)	(14.5)	(0.7)
Cash flows from financing activities	147.5	50.2	97.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the first three months of fiscal 2015 reflected an increase in funds drawn on our revolving long-term bank credit facility of $242.0 million, which was mainly used to

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

finance our capital expenditures, the repurchase and cancellation of common shares under the normal course issuer bid as discussed in section 8.7, and the previously projected net loss for the quarter.

•
During the first quarter of fiscal 2015, the Company purchased $15.2 million of its common shares on the open market to be used for the future settlement of non-Treasury restricted share units, compared to $14.5 million in fiscal 2014.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1	Long-term debt and net indebtedness

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our primary uses of funds are to finance working capital requirements, capital expenditures, payment of dividends and business acquisitions. We have a committed unsecured revolving long-term bank credit facility of $1 billion which has been periodically utilized, primarily to fund business acquisitions in recent years, including the acquisition of Doris in the fourth quarter of fiscal 2014. During the three months ended January 4, 2015, we also utilized our credit facility to fund the repurchase of 1,525,000 shares as noted under section 8.7 of this MD&A.

(in $ millions)	January 4, 2015	October 5, 2014

Long-term debt and total indebtedness(1)	399.0	157.0
Cash and cash equivalents	(85.1)	(65.2)
Net indebtedness(1)	313.9	91.8
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The long-term bank credit facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2019 to April 2020. As at January 4, 2015, $399.0 million (October 5, 2014 - $157.0 million) was drawn under the facility and the effective interest rate for the three months ended January 4, 2015 was 1.2%. In addition, an amount of $7.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at January 4, 2015.

The Company continues to project capital expenditures for the 12 months ending January 3, 2016 of approximately $250–$300 million, in line with the forecast provided on December 4, 2014, relating to its continuing investments in yarn spinning and cost reduction projects, the Rio Nance 6 and Costa Rica facilities, the expansion of sewing facilities to support growth in retail and the expansion of the Eden, N.C. distribution centre.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the normal course issuer bid discussed in section 8.7 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2  Off-balance sheet arrangements and contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at January 4, 2015.

	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(in $ millions)	amount	cash flows	1 year	years	years	5 years

Accounts payable and accrued
liabilities	316.3	316.3	316.3	-	-	-
Dividends payable	16.1	16.1	16.1	-	-	-
Long-term debt	399.0	399.0	-	-	-	399.0
Purchase obligations	-	379.2	374.8	4.4	-	-
Operating leases and other
obligations	-	152.9	34.0	67.4	16.4	35.1
Total contractual obligations	731.4	1,263.5	741.2	71.8	16.4	434.1

As disclosed in note 24 to our 2014 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 4, 2015, the maximum potential liability under these guarantees was $36.7 million, of which $10.2 million was for surety bonds and $26.5 million was for financial guarantees and standby letters of credit.

8.3  Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates, commodity prices, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at January 4, 2015, the Company’s outstanding derivative financial instruments were mainly related to foreign exchange and commodity forward and option contracts, in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash.

8.4  Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at January 31, 2015 there were 120,958,094 common shares issued and outstanding along with 1,337,204 stock options and 357,710 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5  Two-for-one Stock Split to be Effected in Form of Share Dividend

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

the common shares will be paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes.

8.6  Declaration of dividend

The Company declared a cash dividend of $16.1 million during the three months ended January 4, 2015, reflecting a 20% increase approved on December 3, 2014, which was paid on January 12, 2015. On February 4, 2015, the Board of Directors declared a quarterly cash dividend of $0.13 per share for an expected aggregate payment of $15.7 million which will be paid on March 16, 2015 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on February 19, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.7  Normal course issuer bid

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) to purchase for cancellation up to 6.1 million outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the NCIB, Gildan may purchase up to a maximum of 79,271 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

During December 2014, the Company repurchased and cancelled a total of 1,525,000 common shares under the NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings.

9.0	LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated February 4, 2015 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

11.0	FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, commodity price risk, interest rate risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2014 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2014 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2014 audited annual consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements for the first quarter of fiscal 2015 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and International Accounting Standard (IAS) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2014 audited annual consolidated financial statements, except as noted below.

On October 6, 2014, the Company adopted IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. For a detailed description of IFRIC 21, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

13.2  New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

Financial instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements.

14.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 5, 2014 was included in the 2014 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 5, 2014. There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on October 6, 2014 and ended on January 4, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0	RISKS AND UNCERTAINTIES

In our 2014 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2014 Annual MD&A include risks associated with:
•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate, identify or react to evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2015	Q1 2014

Net earnings (loss)	(41.2)	41.7
Adjustments for:
Restructuring and acquisition-related costs	3.6	2.0
Income tax recovery on restructuring and acquisition-related costs	-	(0.4)
Adjusted net earnings (loss)	(37.6)	43.3

Basic EPS	(0.34)	0.34
Diluted EPS	(0.34)	0.34
Adjusted diluted EPS	(0.31)	0.35
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q1 2015	Q1 2014

Net earnings (loss)	(41.2)	41.7
Restructuring and acquisition-related costs	3.6	2.0
Depreciation and amortization	21.5	18.3
Financial expenses, net	2.8	0.5
Income tax expense (recovery)	(1.9)	2.2
Adjusted EBITDA	(15.2)	64.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2015	Q1 2014

Cash flows used in operating activities	(30.7)	(11.3)
Cash flows used in investing activities	(96.0)	(57.2)
Adjustment for:
Business acquisitions	-	-
Free cash flow	(126.7)	(68.5)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	January 4, 2015	October 5, 2014

Long-term debt and total indebtedness	399.0	157.0
Cash and cash equivalents	(85.1)	(65.2)
Net indebtedness	313.9	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 4,	October 5,
	2015	2014

Current assets:
Cash and cash equivalents	$85,098	$65,163
Trade accounts receivable	220,762	354,265
Income taxes receivable	2,190	1,439
Inventories (note 4)	887,374	779,407
Prepaid expenses and deposits	13,613	17,507
Assets held for sale	4,989	5,839
Other current assets	26,846	23,784
Total current assets	1,240,872	1,247,404

Non-current assets:
Property, plant and equipment	935,610	873,726
Intangible assets	284,765	287,353
Goodwill	176,445	176,445
Deferred income taxes	1,851	-
Other non-current assets	8,719	8,116
Total non-current assets	1,407,390	1,345,640

Total assets	$2,648,262	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$316,299	$374,671
Dividends payable	16,091	-
Total current liabilities	332,390	374,671

Non-current liabilities:
Long-term debt (note 5)	399,000	157,000
Deferred income taxes	-	349
Employee benefit obligations	16,719	19,565
Provisions	17,981	17,926
Total non-current liabilities	433,700	194,840

Total liabilities	766,090	569,511

Equity:
Share capital	108,225	124,595
Contributed surplus	29,971	20,778
Retained earnings	1,750,384	1,885,892
Accumulated other comprehensive income	(6,408)	(7,732)
Total equity attributable to shareholders of the Company	1,882,172	2,023,533

Total liabilities and equity	$2,648,262	$2,593,044

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	January 4,	December 29,
	2015	2013

Net sales	$390,620	$451,415
Cost of sales	347,771	332,216

Gross profit	42,849	119,199

Selling, general and administrative expenses	79,557	72,812
Restructuring and acquisition-related costs (note 6)	3,591	2,036

Operating income (loss)	(40,299)	44,351

Financial expenses, net (note 7(b))	2,793	468

Earnings (loss) before income taxes	(43,092)	43,883

Income tax expense (recovery)	(1,863)	2,194

Net earnings (loss)	(41,229)	41,689

Other comprehensive income (loss), net of related
income taxes (note 9):
Cash flow hedges	1,324	(1,477)

Comprehensive income (loss)	$(39,905)	$40,212

Earnings (loss) per share (note 10):
Basic	$(0.34)	$0.34
Diluted	$(0.34)	$0.34

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended January 4, 2015 and December 29, 2013
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, October 5, 2014	122,324	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	1,743	-	-	1,743
Shares issued under employee share
purchase plan	5	299	-	-	-	299
Shares issued pursuant to exercise of
stock options	4	125	(38)	-	-	87
Shares repurchased and cancelled	(1,525)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs	(280)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	-	-	(16,091)	(16,091)
Transactions with shareholders of the
Company recognized directly in equity	(1,796)	(16,370)	9,193	-	(94,279)	(101,456)

Cash flow hedges (note 9)	-	-	-	1,324	-	1,324
Net earnings (loss)	-	-	-	-	(41,229)	(41,229)
Comprehensive income (loss)	-	-	-	1,324	(41,229)	(39,905)

Balance, January 4, 2015	120,528	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	1,781	-	-	1,781
Shares issued under employee share
purchase plan	5	227	-	-	-	227
Shares issued pursuant to exercise of
stock options	17	698	(182)	-	-	516
Shares issued or distributed pursuant to
vesting of restricted share units	171	5,041	(5,041)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	-	-	(13,164)	(13,164)
Transactions with shareholders of the
Company recognized directly in equity	(107)	(8,515)	4,941	-	(13,164)	(16,738)

Cash flow hedges (note 9)	-	-	-	(1,477)	-	(1,477)
Net earnings	-	-	-	-	41,689	41,689
Comprehensive income (loss)	-	-	-	(1,477)	41,689	40,212

Balance, December 29, 2013	121,519	$99,352	$33,810	$(2,133)	$1,611,871	$1,742,900

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	January 4,	December 29,
	2015	2013

Cash flows from (used in) operating activities:
Net earnings (loss)	$(41,229)	$41,689
Adjustments to reconcile net earnings to cash flows from
operating activities (note 11(a))	19,182	17,535
	(22,047)	59,224
Changes in non-cash working capital balances:
Trade accounts receivable	132,085	28,337
Income taxes	(738)	(1,846)
Inventories	(100,137)	(87,170)
Prepaid expenses and deposits	3,894	3,320
Other current assets	(3,558)	(3,349)
Accounts payable and accrued liabilities	(40,222)	(9,795)
Cash flows used in operating activities	(30,723)	(11,279)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(95,073)	(57,981)
Purchase of intangible assets	(2,244)	(142)
Proceeds on disposal of assets held for sale and property, plant and equipment	1,332	882
Cash flows used in investing activities	(95,985)	(57,241)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term bank credit facility	242,000	64,000
Proceeds from the issuance of shares	356	721
Repurchase and cancellation of shares	(79,743)	-
Share repurchases for future settlement of non-Treasury RSUs	(15,239)	(14,481)
Cash flows from financing activities	147,374	50,240

Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	(731)	34
Net increase (decrease) in cash and cash equivalents during the period	19,935	(18,246)
Cash and cash equivalents, beginning of period	65,163	97,368
Cash and cash equivalents, end of period	$85,098	$79,122

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$817	$84
Income taxes	893	2,997

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT - QUARTER ENDED JANUARY 4, 2015 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended January 4, 2015
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three months ended January 4, 2015 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2014 audited annual consolidated financial statements. Certain prior year comparatives have been reclassified to conform to the current period’s presentation.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 4, 2015.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarter of the calendar year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On October 6, 2014, the Company adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. INVENTORIES:

	January 4,	October 5,
	2015	2014

Raw materials and spare parts inventories	$117,271	$94,946
Work in progress	61,087	52,010
Finished goods	709,016	632,451
	$887,374	$779,407

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at January 4, 2015, $399.0 million (October 5, 2014 - $157.0 million) was drawn under the facility, and the effective interest rate for the three months ended January 4, 2015 was 1.2%. In addition, an amount of $7.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at January 4, 2015.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	January 4,	December 29,
	2015	2013

Gains on disposal of assets held for sale	$(330)	$(246)
Employee termination and benefit costs	1,109	105
Loss on settlement on wind-up of defined benefit pension plan	-	1,898
Exit, relocation and other costs	2,103	279
Remeasurement of contingent consideration in connection with a
business acquisition	326	-
Acquisition-related transaction costs	383	-
	$3,591	$2,036

Restructuring and acquisition-related costs for the three months ended January 4, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, and costs incurred in connection with the acquisition and integration of Doris. Restructuring and acquisition-related costs for the three months ended December 29, 2013 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

7. OTHER INFORMATION:

(a)	Depreciation and amortization:

	Three months ended
	January 4,	December 29,
	2015	2013

Depreciation of property, plant and equipment	$24,452	$19,466
Adjustment for the variation of depreciation of property, plant and
equipment included in inventories at the beginning and end of the period	(7,830)	(5,359)
Depreciation of property, plant and equipment included in net earnings	16,622	14,107
Amortization of intangible assets, excluding software	4,159	3,688
Amortization of software	673	455
Depreciation and amortization included in net earnings	$21,454	$18,250

      Property, plant and equipment includes $188.9 million (October 5, 2014 - $166.9 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:

	Three months ended
	January 4,	December 29,
	2015	2013

Interest expense on financial liabilities recorded at amortized cost	$931	$101
Bank and other financial charges	835	710
Interest accretion on discounted provisions	83	80
Foreign exchange loss (gain)	944	(423)
	$2,793	$468

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	January 4,	October 5,
	2015	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$85,098	$65,163
Trade accounts receivable	220,762	354,265
Other current assets	20,116	17,824
Long-term non-trade receivables included in other
non-current assets	4,424	4,008
Derivative financial instruments designated as effective
hedging instruments included in other current assets	597	920

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$304,137	$361,377
Dividends payable	16,091	-
Long-term debt - bearing interest at variable rates	399,000	157,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	6,028	7,335
Derivative financial instruments included in accounts payable
and accrued liabilities - total return swap	96	-
Contingent consideration included in accounts payable
and accrued liabilities	6,038	5,959

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

9. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended
	January 4,	December 29,
	2015	2013

Net gain (loss) on derivatives designated as cash flow hedges
Foreign currency risk	$236	$(1,658)
Commodity price risk	(1,442)	-

Income taxes	(2)	17

Amounts reclassified from OCI to property, plant and equipment,
related to foreign currency risk	-	(426)

Amounts reclassified from OCI to inventory,
related to commodity price risk	2,987	-

Amounts reclassified from OCI to net earnings,
related to foreign currency risk, and included in:
Net sales	(326)	336
Selling, general and administrative expenses	-	(12)
Financial expenses, net	(134)	272
Income taxes	5	(6)
Other comprehensive income (loss)	$1,324	$(1,477)

The change in the time value element of option contracts designated as cash flow hedges, to reduce the exposure in movements of commodity prices, was not significant for the three months ended January 4, 2015.

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for the three months ended January 4, 2015.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (“OCI”) (continued):

For the three months ended January 4, 2015, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings, as the critical terms of the hedged items are closely aligned to the critical terms of the hedging instruments.

As at January 4, 2015, approximately $5.3 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 4,	December 29,
	2015	2013

Net earnings (loss) - basic and diluted	$(41,229)	$41,689

Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,926	121,672
Basic earnings (loss) per share	$(0.34)	$0.34

Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	121,926	121,672
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	-	1,374
Diluted weighted average number of common shares outstanding	121,926	123,046
Diluted earnings (loss) per share	$(0.34)	$0.34

Excluded from the above calculation for the three months ended January 4, 2015 are 1,337,634 stock options (2014 - 173,226) which were deemed to be anti-dilutive. Excluded from the above calculation for the three months ended January 4, 2015 are 787,381 Treasury RSUs and common shares held in trust (2014 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended
	January 4,	December 29,
	2015	2013

Depreciation and amortization (note 7(a))	$21,454	$18,250
Restructuring charges related to assets held for sale (note 6)	(330)	(246)
Remeasurement of contingent consideration in connection with a
business acquisition (note 6)	326	-
Loss on disposal of property, plant and equipment	623	917
Share-based compensation	1,773	1,803
Deferred income taxes	(1,863)	1,090
Unrealized net loss (gain) on foreign exchange and financial derivatives	551	(616)
Timing differences between settlement of financial derivatives and
transfer of deferred loss in accumulated OCI to net earnings	(133)	-
Other non-current assets	(603)	975
Employee benefit obligations	(2,671)	(4,565)
Provisions	55	(73)
	$19,182	$17,535

(b)	Variations in non-cash transactions:

	Three months ended
	January 4,	December 29,
	2015	2013

Dividends declared included in dividends payable	$16,091	$13,164
Additions to property, plant and equipment included in accounts payable
and accrued liabilities	(8,041)	2,526
Proceeds on disposal of property, plant and equipment included in
other current assets	79	-
Transfer from accounts payable and accrued liabilities to contributed surplus in connection with share repurchases for future settlement
of non-Treasury RSUs	7,488	8,383
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and
exercise of stock options	38	5,223

(c)	Cash and cash equivalents:

	January 4,	October 5,
	2015	2014

Bank balances	$85,040	$65,099
Term deposits	58	64
	$85,098	$65,163

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2014 audited annual consolidated financial statements, and note 2 (c) of these condensed interim consolidated financial statements.

	Three months ended
	January 4,	December 29,
	2015	2013

Segmented net sales:
Printwear	$160,339	$261,843
Branded Apparel	230,281	189,572
Total net sales	$390,620	$451,415

Segment operating income (loss):
Printwear	$(20,993)	$48,256
Branded Apparel	8,266	21,937
Total segment operating income (loss)	$(12,727)	$70,193

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income (loss)	$(12,727)	$70,193
Amortization of intangible assets, excluding software	(4,159)	(3,688)
Corporate expenses	(19,822)	(20,118)
Restructuring and acquisition-related costs	(3,591)	(2,036)
Financial expenses, net	(2,793)	(468)
Earnings (loss) before income taxes	$(43,092)	$43,883

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. EVENTS AFTER THE REPORTING PERIOD:

(a)
On February 4, 2015, the Company announced that it signed a definitive agreement to acquire substantially all of the operating assets of a company operating under the Comfort Colors trade name, for cash consideration of approximately $100 million. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The acquisition is subject to customary closing conditions and is expected to close by the end of the second quarter of fiscal 2015. Comfort Colors markets its products under the Comfort Colors® brand, which is one of the most recognized brands among consumers purchasing from college bookstores, specialty retail stores, destination and resort shops. Comfort Colors purchases prepared-for-dye garments from third-party vendors, including Gildan. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

(b)
On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares will be paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. All earnings per share and share data in these condensed interim consolidated financial statements and notes are stated prior to the stock split.

QUARTERLY REPORT – QUARTER ENDED JANUARY 4, 2015 P.38